Delisting Determination, The Nasdaq Stock Market, LLC, June 3, 2024, Agile Therapeutics, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Agile Therapeutics, Inc., effective at the opening of the trading session on June 13, 2024.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(1).
The Company was notified of the Staff determination on September 27, 2023. On October 4, 2023, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Listing Rule 5815.
On December 4, 2023, upon review of the information provided by the Company, the Panel determined to grant the Company request to remain listed in the Exchange subject to a series of milestones (the Decision). On February 13, 2024, in response to a request by the Company, the Panel amended the terms of the Decision.
On March 22, 2024, based on the Company failure to meet the terms of the amended Decision, the Panel determined to delist the Company.
The Company securities were suspended on March 26, 2024.
The Company did not appeal the delist decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company became final on May 6, 2024.